UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files

or will file annual reports under cover of Form

20-F or Form 40-F:
Form 20-F X

Form 40-F
This Report on Form 6-K contains a report of

the first quarter 2024 results of Equinor ASA.

Equinor first quarter 2024

Key figures Q1 2024
Always safe High value Low carbon
0.4

7.63

7.53

6.3

SIF USD billion USD billion kg/boe
Serious incident
frequency (per million
hours worked)
Net operating
income
Adjusted
operating
income*
CO
₂

upstream intensity.
Scope 1 CO
₂

emissions,
Equinor operated, 100%
basis
2.3

5.84

0.96

2.9

TRIF USD billion USD million tonnes CO2e
Total recordable incident
frequency (per million
hours worked)
Cash flow from
operations after
taxes paid*
Adjusted
earnings per
share*
Absolute scope 1+2 GHG
emissions

12

0.70

6

774

Oil and gas leakages

USD per share USD billion GWh
with rate above 0.1 kg/
second during the past
12 months
Announced
dividend per share
(ordinary +
extraordinary)
Share buy-
back
programme for
2024
Renewable power
generation Equinor share

Equinor first quarter 2024

Equinor first quarter 2024 results
Equinor delivered adjusted operating income* of USD 7.53 billion and USD 2.57 billion after tax in the
first quarter of 2024. Equinor reported net operating income of

USD 7.63 billion and net income at USD
2.67 billion. Adjusted net income* was USD 2.84 billion, leading to adjusted earnings per share* of USD
0.96.
Financial and operational performance
-

Strong operational performance and production
-

Solid financial results and cash flow
-

High results from marketing and trading

Strategic progress
-

Power-from-shore to the Sleipner and Gudrun fields on NCS
-

Empire Wind 1 awarded new offtake agreement
-

Announced high-grading of US onshore gas position
Capital distribution
-

First quarter ordinary cash dividend of USD 0.35 per share
-

Continued extraordinary cash dividend of USD 0.35 per share and second tranche of share buy-back of up to USD 1.6 billion

-

Expected total capital distribution for 2024 of USD 14 billion
Anders Opedal, President and CEO of Equinor ASA:
“Equinor delivered solid financial results driven by strong operational performance across the business.

Production on the Norwegian
continental shelf was high, and the international portfolio contributed with solid production growth. We continue with significant capital
distribution and expect to deliver a total distribution of 14 billion dollars in 2024.”
“We remain a safe and reliable provider of energy to Europe. On the NCS we got approval for the

Eirin project and the Sleipner and
Gudrun fields are now partially operating with power from shore, all contributing to lower cost and emissions from production.”
“We maintain a value-driven approach to renewables growth. In the quarter, we achieved significantly better terms for our Empire
Wind 1 project in the US and started the commercial production from the Mendubim solar plants in

Brazil.”
Financial information Quarters Change
(unaudited, in USD million) Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Net operating income/(loss) 7,631 8,748 12,517 (39%)
Net income/(loss) 2,672 2,608 4,966 (46%)
Basic earnings per share (USD) 0.91 0.88 1.59 (43%)
Adjusted operating income*
1)
7,533 8,558 11,916 (37%)
Adjusted net income* 2,836 1,842 3,864 (27%)
Adjusted earnings per share* (USD) 0.96 0.62 1.24 (22%)
Cash flows provided by operating activities 9,021 2,736 14,871 (39%)
Cash flow from operations after taxes paid* 5,840 2,787 9,716 (40%)
Net cash flow* 8 (3,262) 4,201 (100%)
Operational information

Group average liquids price (USD/bbl) [1] 76.0 75.7 73.8 3%
Total equity liquids and gas production (mboe per day) [4] 2,164 2,197 2,130 2%
Total power generation (GWh) Equinor share 1,277 1,241 1,163 10%
Renewable power generation (GWh) Equinor share 774 694 524 48%
*
For items marked with an asterisk throughout this report, see

Use and reconciliation of non-GAAP financial measures

in the Supplementary disclosures
1) Restated due to amended principles for ‘over-/underlift'.

For further information see Amended principles for Adjusted

operating income in the section 'Use and
reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Equinor first quarter 2024

Key figures by segment
Adjusted operating
income*
E&P equity liquids
and

gas production
Total power
generation Equinor
share
(USD million) (mboe/day) (GWh)
E&P Norway
5,756

1,462

35

E&P International
616

352

E&P USA
377

350

MMP
887

503

REN (70)

739

Other incl. eliminations (34)
Equinor Group Q1 2024
7,533

2,164

1,277

Equinor Group Q1 2023 11,916
1)
2,130

1,163

Equinor first quarter 2024

Health, safety and the environment
Twelve months average per Full year
Q1 2024 2023
Serious incident frequency (SIF) 0.4 0.4
First quarter Full year
2024 2023
Upstream CO
2

intensity (kg CO
2
/boe) 6.3 6.7
First quarter First quarter
2024 2023
Absolute scope 1+2 GHG emissions (million tonnes

CO
2
e) 2.9 2.9
31 March

31 December %-point
Net debt to capital employed adjusted*
2024 2023 change
Net debt to capital employed adjusted* (19.8%) (21.6%) 1.7
Dividend
(USD per share) Q1 2024 Q4 2023 Q1 2023
Ordinary cash dividend per share 0.35 0.35 0.30
Extraordinary cash dividend per share 0.35 0.35 0.60
In the first three months of 2024 Equinor settled shares in the market under the 2023 and 2024 share buy-back programmes of USD
550 million.
Strong production
Equinor delivered a total equity production of 2,164 mboe per day in the first quarter, up from 2,130 mboe per day in the same quarter last year. The growth is driven by strong operational performance. Increased capacity at Johan Sverdrup and ramp up of Breidablikk, in addition to new wells on stream, contributed to increased growth on the Norwegian continental shelf. The Vito field in the US Gulf of
Mexico and the Buzzard field in the UK, in addition to new wells in Angola contributed to

3% production growth internationally.
In the first quarter, Equinor produced 774 GWh from renewables, up 48% from the same quarter last year. The growth came primarily from onshore power plants in Brazil, in which Rio Energy was the key contributor. Higher production from the offshore windfarms also supported the increased power production.
Strategic progress
The activity level on the NCS was high throughout the quarter. The plan for development of the Eirin field, a subsea tieback to Gina
Krog, was approved in the quarter and the field is expected to contribute with gas volumes from next year. In April, Equinor
announced the start-up of electrification of the Sleipner field centre, along with the Gudrun platform and other associated fields, which
is expected to further reduce emissions from the operations.
Equinor continued to optimise its oil and gas portfolio with the recent swap transaction in the US onshore business, exiting the
operated position in Ohio and increasing its position in partner-operated assets in Northern

Marcellus in Pennsylvania. Equinor will
pay a cash consideration of USD 500 million to balance the overall transaction.
In the quarter, Equinor completed nine exploration wells offshore with two commercial discoveries. Three wells were ongoing at the quarter end. The company was awarded 39 new production licenses on the NCS.
During the quarter Equinor secured a significantly improved offtake price for its Empire Wind 1 project on the US East Coast. Planned
next steps include final investment decision, project financing and farm down to a new partner. In Brazil, production started at the 531
MW Mendubim solar plants, where Equinor has a 30% ownership share.
Solid financial results and cash flow
Equinor realised a price for piped gas to Europe of USD 9.41 per MMbtu and realised an average liquids price of USD 76.0 per bbl,
down 50% and up 3% respectively, compared to the first quarter 2023.
Equinor delivered solid adjusted operating income* of USD 7.53 billion and USD 2.57 billion after tax. This is down from the same
quarter last year due to lower gas prices but partially offset by production growth and increased liquids prices.
In this quarter, the company introduced two new performance measures, namely adjusted net income* and adjusted earnings per share*, with the purpose to provide additional transparency to Equinor’s underlying financial performance. In addition, effective as of
this quarter, the adjustment for over- and underlift has been removed from adjusted operating income* (previously named "adjusted earnings").
The Marketing, Midstream & Processing (MMP) segment delivered adjusted operating income* of USD

887 million, above the guided
range for the segment, mainly driven by strong results from liquids and LNG trading.

Equinor first quarter 2024

Cash flow from operating activities before taxes paid and working capital items amounted to USD

9.69 billion for the first quarter and
cash flow from operations after taxes paid* was USD 5.84 billion. Equinor paid one NCS tax instalment of USD 3.52 billion in the
quarter. Organic capital expenditure* was USD 2.76 billion for the quarter, and total capital expenditures were USD 3.36 billion. After taxes, capital distribution to shareholders and investments, net cash flow* ended at USD

8 million in the first quarter.
Adjusted net debt to capital employed ratio* was negative 19.8% at the end of the first quarter, up from negative 21.6% at the end of
the fourth quarter of 2023.
Capital distribution
The board of directors has decided an ordinary cash dividend of USD 0.35 per share, and to continue the extraordinary cash dividend
of USD 0.35 per share for the first quarter of 2024, in line with communication at the Capital

Markets Update in February.
Expected total capital distribution for 2024 is USD 14 billion, including a share buy-back programme of up to USD 6 billion. The board
has decided to initiate a second tranche of the share buy-back programme of up to USD 1.6 billion. The second tranche is subject to
an authorisation from the company’s annual general meeting 14 May 2024 and will commence after this. The tranche will end no later
than 22 July 2024.
The first tranche of the share buy-back programme for 2024 was completed on 2 April

2024 with a total value of USD 1.2 billion.
All share buy-back amounts include shares to be redeemed by the Norwegian State.
*For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the
Supplementary disclosures.

Equinor first quarter 2024

GROUP REVIEW
Financial information Quarters Change
(unaudited, in USD million) Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Total revenues and other income 25,135 29,054 29,224 (14%)
Total operating expenses (17,504) (20,306) (16,707) 5%
Net operating income/(loss) 7,631 8,748 12,517 (39%)
Net financial items 366 589 1,189 (69%)
Income tax (5,325) (6,729) (8,741) (39%)
Net income/(loss) 2,672 2,608 4,966 (46%)
Adjusted total revenues and other income*
1)
24,789 28,381 28,423 (13%)
Adjusted purchases* [5] (11,813) (13,672) (11,262) 5%
Adjusted operating and administrative expenses*
1)
(2,832) (3,256) (2,809) 1%
Adjusted depreciation, amortisation and net impairments* (2,345) (2,518) (2,198) 7%
Adjusted exploration expenses* (266) (377) (238) 12%
Adjusted operating income*
1)
7,533 8,558 11,916 (37%)
Adjusted net financial items* 373 65 437 (15%)
Income tax less tax effect on adjusting items (5,071) (6,782) (8,489) (40%)
Adjusted net income* 2,836 1,842 3,864 (27%)
Basic earnings per share (in USD) 0.91 0.88 1.59 (43%)
Adjusted earnings per share* (in USD) 0.96 0.62 1.24 (22%)
Capital expenditures and Investments 2,483 3,031 2,051 21%
Cash flows provided by operating activities 9,021 2,736 14,871 (39%)
Cash flows from operations after taxes paid* 5,840 2,787 9,716 (40%)
Quarters Change
Operational information Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Total equity liquid and gas production (mboe/day) 2,164 2,197 2,130 2%
Total entitlement liquid and gas production (mboe/day) 2,039 2,065 2,011 1%
Total Power generation (GWh) Equinor share 1,277 1,241 1,163 10%
Renewable power generation (GWh) Equinor share 774 694 524 48%
Average Brent oil price (USD/bbl) 83.2 84.1 81.3 2%
Group average liquids price (USD/bbl) 76.0 75.7 73.8 3%
E&P Norway average internal gas price (USD/mmbtu) 7.76 11.45 17.36 (55%)
E&P USA average internal gas price (USD/mmbtu) 1.74 1.76 2.80 (38%)
1) Restated due to amended principles for

‘over-/underlift '. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the

Supplementary disclosures.
Operations and financial results
Production increases and a strong operational performance across the portfolio contributed to strong results for the first quarter of
2024.
In the first quarter of 2024, E&P Norway achieved a production increase compared to the same quarter last year. This was driven by a
strong operational performance across the NCS and high production from the ramp up at Johan

Sverdrup and Breidablikk, which
came on stream in the fourth quarter of 2023.
The international upstream business delivered a 3% production increase for the first quarter of 2024 compared to the same quarter in
2023. New volumes from the Buzzard field, contributing following the Suncor UK acquisition in the second quarter of 2023, and the

Equinor first quarter 2024

continued ramp up of Vito in the Gulf of Mexico, operational from the second quarter of 2023, drove the increases for the period. New
wells in Angola and Argentina also supported the increase.

The addition of onshore power plants in Poland and Brazil during 2023, and the start-up of Mendubim solar projects in 2024, drove an
increase of 48% in renewable power generation for the first quarter of 2024 compared to 2023.

Power generation from Triton Power
reduced compared to the same quarter of 2023 due to low clean spark spreads for the quarter.

Revenues were affected by gas prices which were lower than in the prior year. The impact of which was partially offset by increased production and higher sales of third-party gas and liquids volumes. Strong margins were delivered in the quarter from Crude, Products
and Liquids in our Marketing, Midstream and Processing segment. This was driven by the effective capturing of value in tightening
markets which increased margins from physical sales and financial trading, as well as efficient shipping portfolio optimisation.
Adjusted operating and administrative expenses* remained relatively stable compared to the first quarter of the prior year, with some
increases in operational and maintenance costs related to production and volume driven transportation costs. Effects of an overall
underlift position, internationally and on the NCS, partially offset this. Costs associated with the development and future capacity
building of the renewables and low carbon solutions portfolios also increased in the first quarter of 2024 relative to the same period in
2023.

The ramp up of new fields, increased production and the inclusion of Buzzard contributed to an overall increase in adjusted
depreciation, amortisation and net impairments* in the first quarter of 2024 compared to the same period in 2023.
During the first three months of the year, exploration costs associated with Bacalhau in Brazil were expensed, driving an increase in exploration expenses relative to the same quarter in 2023.
Net financial items reduced from the same period in the prior year due to lower currency gains from the continued strengthening of
USD versus NOK. Adjusted net financial items* are relatively consistent with the same period in the prior year.

Taxes and net financial result
The impact of lower net financial items in the first quarter of 2024 compared to 2023 has resulted in a higher relative share of income
from the NCS compared to the same period in the prior year. The effective reported tax rate of 66.6% for the first quarter of 2024 therefore increased compared to 63.8% in 2023.
The effective tax rate on adjusted operating income* of 65.8% for the first quarter of 2024 decreased compared to 70.8% in 2023 due
to lower relative share of adjusted operating income* from NCS and decreased prior period adjustments in 2024 compared with 2023.
An adjusted net income* result of USD 2,836 million and a net income of USD 2,672 million were recorded in the first quarter of 2024
driven by a strong production delivery.

Cash flow, net debt and capital distribution
The strong operational performance in the first quarter of 2024 translated into solid financial results and cash flow provided by
operating activities before taxes paid and working capital items of USD 9,689 million.

The downward movement in gas prices drove
the decrease of USD 5,616 million from the same period of the prior year.
Taxes paid of USD 3,849 million in the first quarter have been reduced from the prior year outflow of USD 5,589 million reflecting the impact of lower gas prices in 2023 relative to 2022.

The payment consists of the first of three Norwegian corporation tax instalments relating to the income from the 2023 financial year to be made in 2024.

The final two will occur in the second quarter of 2024.
A working capital decrease of USD 3,181

million positively impacted the cash flow in the first quarter of 2024 primarily through a
reduction in trade receivables. The first quarter of 2023 had a working capital decrease of USD 5,155 million.
Cash flow from operations after taxes paid* and net cash flow* for the first quarter of 2024 increased significantly from the prior quarter
to USD 5,840 million, and USD 8 million respectively.
A decrease in liquid assets in the quarter, combined with increased equity caused a slight increase in the net debt to capital employed
adjusted ratio* at the end of March 2024 from negative 21.6% at the end of December 2023 to negative 19.8%.
The board of directors has decided an ordinary cash dividend of USD 0.35 per share, and to continue the extraordinary cash dividend of USD 0.35 per share for the first quarter of 2024, in line with communication at the Capital Markets Update in February.
Expected total capital distribution for 2024 is around USD 14 billion, including a share buy-back programme of up to USD 6 billion. The board has decided to initiate a second tranche of the share buy-back programme of up to USD 1.6 billion. The second tranche is subject to an authorisation from the Company’s annual general meeting

Equinor first quarter 2024

14 May 2024 and will commence after this. The tranche will end no later than 22 July 2024.
The first tranche of the share buy-back programme for 2024 was completed on 2 April 2024 with a total value of
USD 1.2 billion.
All share buy-back amounts include shares to be redeemed by the Norwegian State.
Health, safety and the environment
The twelve-month average serious incident frequency (SIF) for the period ending 31 March

2024 was 0.4, consistent with the prior
year. The serious incidents recorded in 2024 included a helicopter accident, which resulted in a fatality.
Absolute scope 1+2 GHG emissions for Equinor’s operated production, on a 100%

basis, were 2.9 million tonnes CO
2
e for the first
quarter of 2024, consistent with the results from the same quarter 2023. Decreases due to a fire at Mongstad in mid-February 2024,
partial electrification of Troll C and decommission of Heimdal, were offset by increased emissions at Tjeldbergodden which had a shut down in the prior year.

Equinor first quarter 2024

OUTLOOK

●
Organic capital expenditures*

are estimated at around USD 13 billion for 2024
1
.
●
Oil & gas production

for 2024 is estimated to be stable compared to the 2023 level [6].
●
Renewable power generation for 2024 is estimated to double compared to the 2023 level.
●

Equinor’s ambition is to keep the
unit of production cost

in the top quartile of its peer group.
●
Scheduled maintenance activity

is estimated to reduce equity production by around 60 mboe per day for the full year of 2024.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create
future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply,
demand and pricing represent the most significant risks related to the foregoing production guidance.

Our future financial
performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report.

For further
information, see section Forward-looking statements in the report.
1

USD/NOK exchange rate assumption of 10.

Equinor first quarter 2024

SUPPLEMENTARY

OPERATIONAL

DISCLOSURES

Operational information
Quarters Change
Operational information
Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Prices
Average Brent oil price (USD/bbl) 83.2 84.1 81.3 2%
E&P Norway average liquids price (USD/bbl) 79.3 79.3 77.5 2%
E&P International average liquids price (USD/bbl) 73.8 73.1 70.7 4%
E&P USA average liquids price (USD/bbl) 66.2 66.0 61.3 8%
Group average liquids price (USD/bbl) [1] 76.0 75.7 73.8 3%
Group average liquids price (NOK/bbl) [1] 799 821 756 6%
E&P Norway average internal gas price (USD/mmbtu)

[8]
7.76 11.45 17.36 (55%)
E&P USA average internal gas price (USD/mmbtu)

[8]
1.74 1.76 2.80 (38%)
Realised piped gas price Europe (USD/mmbtu)

[7]
9.41 13.07 18.79 (50%)
Realised piped gas price US (USD/mmbtu) [7] 2.33 2.07 3.24 (28%)
Refining reference margin (USD/bbl) [2] 7.4 6.1 11.3 (35%)
Entitlement production (mboe per day)
E&P Norway entitlement liquids production 648 658 641 1%
E&P International entitlement liquids production 250 254 231 9%
E&P USA entitlement liquids production 138 156 129 7%
Group entitlement liquids production 1,036 1,068 1,001 4%
E&P Norway entitlement gas production 814 806 806 1%
E&P International entitlement gas production 23 24 33 (31%)
E&P USA entitlement gas production 165 167 171 (3%)
Group entitlement gas production 1,002 997 1,010 (1%)
Total entitlement liquids and gas production [3] 2,039 2,065 2,011 1%
Equity production (mboe per day)
E&P Norway equity liquids production 648 658 641 1%
E&P International equity liquids production 316 323 286 11%
E&P USA equity liquids production 153 174 144 7%
Group equity liquids production 1,118 1,155 1,071 4%
E&P Norway equity gas production 814 806 806 1%
E&P International equity gas production 35 39 50 (29%)
E&P USA equity gas production 197 197 203 (3%)
Group equity gas production 1,046 1,042 1,059 (1%)
Total equity liquids and gas production [4] 2,164 2,197 2,130 2%
Power generation
Power generation (GWh) Equinor share 1,277 1,241 1,163 10%
Renewable power generation (GWh) Equinor share
1)
774 694 524 48%
1) Includes Hywind Tampen renewable power generation.

Equinor first quarter 2024

Health, safety and the environment
Twelve months
average per Full year
Q1 2024 2023
Total recordable injury frequency (TRIF) 2.3 2.4
Serious Incident Frequency (SIF) 0.4 0.4
Oil and gas leakages (number of)
1)
12 10
First quarter Full year
2024 2023
Upstream CO
2

intensity (kg CO
2
/boe)
2)
6.3
6.7
First quarter First quarter
2024 2023
Absolute scope 1+2 GHG emissions (million tonnes

CO
2
e)
3)
2.9 2.9
1)

Number of leakages with rate above 0.1 kg/second

during the past 12 months.
2)

Operational control, total scope 1 emissions of CO
2

from exploration and production, divided by total

production (boe).
3)

Operational control, total scope 1 and 2 emissions

of CO
2

and CH
4.

Equinor first quarter 2024

EXPLORATION

& PRODUCTION NORWAY
Financial information Quarters Change
(unaudited, in USD million) Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Total revenues and other income 7,879 10,076 12,044 (35%)
Total operating expenses (2,123) (2,339) (2,229) (5%)
Net operating income/(loss) 5,756 7,737 9,816 (41%)
Adjusted total revenues and other income*
1)
7,879 9,855 12,141 (35%)
Adjusted operating and administrative expenses*
1)
(866) (1,057) (977) (11%)
Adjusted depreciation, amortisation and net impairments* (1,173) (1,144) (1,115) 5%
Adjusted exploration expenses* (84) (138) (137) (39%)
Adjusted operating income/(loss)*
1)
5,756 7,515 9,912 (42%)
Additions to PP&E, intangibles and equity accounted
investments 1,372 1,577 1,317 4%
Operational information Quarters Change
E&P Norway Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
E&P entitlement liquid and gas production (mboe/day) 1,462 1,464 1,448 1%
Average liquids price (USD/bbl) 79.3 79.3 77.5 2%
Average internal gas price (USD/mmbtu) 7.76 11.45 17.36 (55%)
1) Restated due to amended principles for

‘over-/underlift '. For further information see Amended principles for Adjusted operating income in
the section 'Use and reconciliation of non-GAAP

financial measures' in the Supplementary disclosures.
Production & revenues

In the first quarter of 2024, E&P Norway demonstrated a strong production performance across segment, driven by key assets such
as Johan Sverdrup, along with the successful ramp-up of Breidablikk, Njord and Hyme. These factors more than offset the natural
decline observed in several fields. Gas production increased by 1%, and liquids production remained stable compared to the first
quarter of 2023.
While there was a slight increase in production, the first quarter of 2024 saw a sharp decline in gas prices compared to the same
period last year. This significant shift in gas prices led to notably reduced revenues.

Operating expenses and financial results

Overall operating

and administrative

expenses for

the first

quarter of

2024 remained

stable compared

to the

same quarter

last year
based

on

produced

volumes.

The

main

factors

reducing

the

operating

and

administrative

expenses

were

the

underlift

effect

and
Statfjord area divestment.
Field specific

investments during 2023

and ramp

up of

new fields,

partially offset

by lower

asset carrying

values due

to prior

quarter
impairments, led

to an

increase in

adjusted depreciation,

amortisation and

net impairments*

in the

first quarter

of 2024

compared to
the same quarter last year.

A lower

activity level

(6 wells

this quarter

compared to

10 wells

in the

first quarter

last year),

partially offset

by a

lower capitalisation
rate led to a decrease in exploration expenses in the first quarter 2024 compared to first quarter

2023.

Equinor first quarter 2024

EXPLORATION

& PRODUCTION INTERNATIONAL
Financial information Quarters Change
(unaudited, in USD million) Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Total revenues and other income 1,655 1,889 1,548 7%
Total operating expenses (1,039) (1,553) (1,167) (11%)
Net operating income/(loss) 616 336 382 61%
Adjusted total revenues and other income*
1)
1,655 1,867 1,460 13%
Adjusted purchases* 34 (45) 16
>100%

Adjusted operating and administrative expenses*
1)
(395) (540) (400) (1%)
Adjusted depreciation, amortisation and net impairments* (529) (603) (461) 15%
Adjusted exploration expenses* (148) (55) (55) >100%
Adjusted operating income/(loss)*
1)
616 623 560 10%
Additions to PP&E, intangibles and equity accounted
investments 756 923 451 68%
Operational information Quarters Change
E&P International Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
E&P equity liquid and gas production (mboe/day) 352 362 336 5%
E&P entitlement liquid and gas production (mboe/day) 273 278 264 4%
Production sharing agreements (PSA) effects 78 83 72 8%
Average liquids price (USD/bbl) 73.8 73.1 70.7 4%
1) Restated due to amended principles for ‘over-/underlift '. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the

Supplementary disclosures.
Production & Revenues

In the first quarter of 2024, E&P International achieved a 5% growth in equity production compared to the same quarter last year.
These strong production results can primarily be attributed to positive effects from new wells in Argentina and Angola along with the added contribution from the Buzzard field in the UK. Furthermore, lower turnaround activities this quarter contributed to the overall rise
in production levels. This increase was partially offset by natural decline in various fields, the divestment of the Corrib asset which
closed on 31 March 2023, and by temporary operational issues relating to an asset in Brazil.
The effects of Production Sharing Agreements (PSA) increased in first quarter of 2024 compared to same quarter last year. This was
driven by higher production from Angola PSA fields, combined with lower entitlement factor due to lower cost recovery and higher oil
prices.
Lifted production increased by 17 mboe per day to 250 mboe per day compared to the same quarter last year. The increased lifting,
along with higher realised prices contributed to an increase in revenues.
Operating expenses and financial results
Adjusted operating and maintenance expenses* for this quarter were consistent with the levels observed in the same quarter last
year. The reduction in expenses from fourth quarter of 2023 is mainly attributed to the absence of several one-time costs that were incurred in the previous quarter, along with a net underlift position that contributed to lower operating and maintenance expenses in the current quarter.

The addition of the Buzzard field to our portfolio, increased production from Peregrino in Brazil and

Bandurria Sur in Argentina in
2023, contributed to an overall increase in depreciation in the first quarter of this year compared to the same period in 2023. The
overall increase in depreciation was partially offset by the cessation of depreciation on ACG in Azerbaijan,

starting end of December
2023 due to the divestment agreement with SOCAR.

Equinor first quarter 2024

The increase in exploration expenses this quarter compared to same quarter last year was mainly caused by expensing of well cost
related to the Bacalhau appraisal well in Brazil.
The increase in additions to PP&E, intangibles and equity accounted investments compared to same period last year is primarily
driven by the development of Bacalhau and Raia in Brazil, combined with the acquisition of Suncor

Energy UK Limited finalised in the
second quarter of 2023.

Equinor first quarter 2024

EXPLORATION

& PRODUCTION USA
Financial information
Quarters Change
(unaudited, in USD million)
Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Total revenues and other income 1,055 1,165 1,015 4%
Total operating expenses (678) (1,022) (675) 0%
Net operating income/(loss) 377 143 340 11%
Adjusted total revenues and other income* 1,055 1,165 1,015 4%
Adjusted operating and administrative expenses* (280) (308) (273) 3%
Adjusted depreciation, amortisation and net impairments* (364) (506) (357) 2%
Adjusted exploration expenses* (34) (184) (46) (26%)
Adjusted operating income/(loss)* 377 168 340 11%
Additions to PP&E, intangibles and equity accounted
investments 359 332 262 37%
Operational information Quarters Change
E&P USA Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
E&P equity liquid and gas production (mboe/day) 350 372 347 1%
E&P entitlement liquid and gas production (mboe/day) 303 323 299 1%
Royalties 47 49 47 (0%)
Average liquids price (USD/bbl) 66.2 66.0 61.3 8%
Average internal gas price (USD/mmbtu) 1.74 1.76 2.80 (38%)
Production & Revenues

In the first quarter of 2024, production level for E&P USA was stable compared to the first quarter of 2023.

With the start-up of the
Vito field in 2023, production from the Gulf of Mexico increased in the first quarter of

2024 compared to the same period last year,
despite natural decline on certain mature fields. The growth in offshore production was offset by lower Appalachia production which reduced primarily due to well development activity. Towards the end of the quarter Equinor curtailed its drilling & completion activity in its operated position in response to low gas prices, also impacting production.

Revenues benefited from higher liquids prices and higher production from the Gulf of Mexico. This was partially offset by lower gas
prices impacting Appalachia production due to oversupply in the basin following mild winter weather.

Operating expenses and financial results

Operating expenditures and depreciation and amortisation increased slightly because of higher offshore production impacting
transportation expenses and production cost. The increase in offshore operating expenses was offset by lower well maintenance expenditures in the Appalachian Basin. Exploration expenditures were slightly lower in the first quarter of 2024 due to reduced drilling
activity in the Gulf of Mexico and reduced field development expenditures on pre-sanctioned fields.

Equinor first quarter 2024

MARKETING, MIDSTREAM & PROCESSING
Financial information Quarters Change
(unaudited, in USD million) Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Total revenues and other income 24,824 28,668 28,889 (14%)
Total operating expenses (23,522) (27,934) (26,771) (12%)
Net operating income/(loss) 1,303 734 2,118 (39%)
Adjusted total revenues and other income* 24,478 28,257 28,082 (13%)
Adjusted purchases* [5] (22,026) (26,241) (25,344) (13%)
Adjusted operating and administrative expenses* (1,337) (1,365) (1,229) 9%
Adjusted depreciation, amortisation and net
impairments* (227) (227) (232) (2%)
Adjusted operating income/(loss)* 887 424 1,278 (31%)
- Gas and Power 529 472 769 (31%)
- Crude, Products and Liquids 458 84 510 (10%)
- Other (101) (132) (1) >100%
Additions to PP&E, intangibles and equity
accounted investments 210 218 219 (4%)
Operational information Quarters Change
Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Liquids sales volumes (mmbl) 247.6 245.6 217.3 14%
Natural gas sales Equinor (bcm) 16.3 16.1 15.7 4%
Natural gas entitlement sales Equinor (bcm) 14.3 14.5 14.3 (0%)
Power generation (GWh) Equinor share 503 547 639 (21%)
Realised piped gas price Europe (USD/mmbtu) 9.41 13.07 18.79 (50%)
Realised piped gas price US (USD/mmbtu) 2.33 2.07 3.24 (28%)
Volumes, Pricing & Revenues
Liquids sales volumes remained at similar level compared to the fourth quarter of 2023 and increased against same quarter of last
year mostly due to higher sales of third-party volumes.
Gas sales slightly increased compared to the fourth quarter of 2023, primarily because of third-party gas sales. Against same quarter
last year, gas sales increased due to higher equity and third-party gas sales.
Compared to previous quarter and first quarter of last year, power generation decreased due to lower clean spark spread.
Realised European piped gas price decreased compared to both the first quarter of last year and prior quarter due to mild
temperatures, lower market prices explained by high storage levels and reduced demand.
The realised piped gas price in the US increased compared to the fourth quarter of 2023 due to a short period of cold weather and
higher prices on gas sales linked to power indexes. Compared to the first quarter of last year prices decreased due to the drop in
market prices due to sizeable storage surplus and mild weather.
Financial Results
Crude Products and Liquids contributed significantly to adjusted operating income* during the first quarter of

2024. Equinor achieved
strong results across all products by effectively capturing value through asset backed trading and realising improved margins from

Equinor first quarter 2024

physical sales and financial trading. Additionally, Equinor has good results from optimisation of the shipping portfolio. Adjusted operating income* from Gas and Power was driven by piped gas and LNG trading based on equity and third-party volumes. Adjusted
operating income* in the Other subsegment was impacted by costs associated with developing low-carbon projects.

Adjusted operating income* increased compared to fourth quarter of last year mainly due to a higher result from Crude Products and
Liquids explained by higher margins from physical sales and gains from optimising the shipping portfolio. In addition, adjusted
operating income* increased due to better result from LNG, gas trading and higher refining and methanol margins.

Adjusted operating income* in the first quarter of last year was driven by high results from LNG,

gas and power trading as well as very
strong physical crude, products and refining margins.

Net operating income includes net effects from changes in fair value related to storage and commodity derivatives utilised to manage
price risk exposure.

Equinor first quarter 2024

RENEWABLES
Financial information Quarters Change
(unaudited, in USD million) Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Revenues third party, other revenue and other
income 29 25 5 >100%
Net income/(loss) from equity accounted
investments 30 (6) (7) N/A
Total revenues and other income 60 20 (2) N/A
Total operating expenses (280) (185) (87)
>100%

Net operating income/(loss) (220) (166) (89) >(100%)
Adjusted total revenues and other income* 60 2 (4) N/A
Adjusted operating and administrative expenses* (121) (176) (78) 56%
Adjusted depreciation, amortisation and net
impairments* (8) (6) (1) >100%
Adjusted operating income/(loss)* (70) (179) (83) 16%
Additions to PP&E, intangibles and equity
accounted investments 624 696 851 (27%)
Operational information Quarters Change
Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Renewables power generation (GWh) Equinor

share
739 661 511 45%
Power generation
In the first quarter of 2024, offshore wind farms generated 468 GWh, with the majority coming from

Dudgeon, Sheringham Shoal and
Arkona. Onshore renewables contributed a further 271 GWh. The substantial increase in generation compared to the same quarter of
2023 was driven by the addition of onshore power plants in Poland and Brazil, and the successful production start of the partner
operated Mendubim solar plants, also in Brazil.
Total revenues and other income
The addition of onshore wind farms in operation in Brazil and Poland increased the positive contribution to revenues third party, other
revenue and other income in the first quarter of 2024 compared to the prior year.

Net income/(loss) from equity accounted investments increased compared to the same quarter in the prior year.
The positive result from assets in operation remains at the same level as in the first quarter last year, the increase in power generation was offset by lower price. The increase in net results was driven by lower project development costs in the first quarter of 2024
compared to last year. Bałtyk,

the offshore wind project in Poland, reached the maturation stage for capitalisation of costs from the third quarter of 2023 and the Beacon Wind project was divested following the asset swap transaction between Equinor and bp in the
first quarter of 2024.
Operating expenses and financial results
Higher operating activity levels from ongoing development projects combined with increased business development expenditures
contributed to an upward trend in operating and administrative expenses compared to the same quarter of 2023.
Net operating loss included the effect of a USD 147 million net loss following the asset swap transaction between Equinor and bp,
under which Equinor took full ownership of the Empire Wind lease and projects and bp took full ownership of the Beacon Wind lease
and projects. This resulted in an overall lower result for the first quarter of 2024 compared to the same period in 2023.
Additions to PP&E, intangibles, and equity-accounted investments for the first quarter of 2024 was lower than the corresponding
periods last year. In the first quarter of 2024, USD 28 million for onshore renewables and USD 597 million was allocated for offshore wind projects, primarily related to the acquisition of full ownership of Empire Wind lease and projects and investment related to
projects in Europe.

Equinor first quarter 2024

CONDENSED INTERIM FINANCIAL STATEMENTS
First quarter 2024
CONSOLIDATED STATEMENT

OF INCOME
Quarters
(unaudited, in USD million) Note
Q1 2024 Q4 2023 Q1 2023
Revenues 4 25,089 28,843 29,210
Net income/(loss) from equity accounted investments 33 (31) 43
Other income 14 242 (30)
Total revenues and other income 2 25,135 29,054 29,224
Purchases [net of inventory variation] (11,922) (13,804) (11,235)
Operating expenses 3 (2,630) (2,875) (2,722)
Selling, general and administrative expenses (341) (403) (304)
Depreciation, amortisation and net impairments (2,345) (2,821) (2,200)
Exploration expenses (266) (402) (246)
Total operating expenses 2 (17,504) (20,306) (16,707)
Net operating income/(loss) 2 7,631 8,748 12,517
Interest income and other financial income 560 661 590
Interest expenses and other financial expenses

(416) (368) (463)
Other financial items

222 296 1,061
Net financial items 5 366 589 1,189
Income/(loss) before tax

7,998 9,337 13,707
Income tax 6 (5,325) (6,729) (8,741)
Net income/(loss) 2,672 2,608 4,966
Attributable to equity holders of the company 2,668 2,603 4,962
Attributable to non-controlling interests 5 5 4
Basic earnings per share (in USD) 0.91 0.88 1.59
Diluted earnings per share (in USD) 0.91 0.88 1.59
Weighted average number of ordinary shares outstanding

(in millions)
2,938 2,954 3,118
Weighted average number of ordinary shares outstanding

diluted (in millions)
2,942 2,961 3,124

Equinor first quarter 2024

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Quarters
(unaudited, in USD million)
Q1 2024 Q4 2023 Q1 2023
Net income/(loss) 2,672 2,608 4,966
Actuarial gains/(losses) on defined benefit pension

plans
513 (894) 54
Income tax effect on income and expenses recognised

in OCI
1)
(117) 211 (16)
Items that will not be reclassified to the Consolidated

statement of income
396 (683) 38
Foreign currency translation effects (1,094) 1,169 (1,426)
Share of OCI from equity accounted investments 8 (124) (65)
Items that may be subsequently reclassified to the Consolidated statement of income
(1,087) 1,045 (1,491)
Other comprehensive income/(loss) (691) 362 (1,453)
Total comprehensive income/(loss) 1,982 2,969 3,512
Attributable to the equity holders of the company 1,977 2,965 3,508
Attributable to non-controlling interests 5 5 4
1) Other comprehensive income (OCI).

Equinor first quarter 2024

CONSOLIDATED BALANCE SHEET
At 31 March

At 31 December
(in USD million) Note 2024 (unaudited) 2023 (audited)
ASSETS
Property, plant and equipment 2 57,377 58,822
Intangible assets 3 5,646 5,709
Equity accounted investments 2,314 2,508
Deferred tax assets 7,647 7,936
Pension assets 1,455 1,260
Derivative financial instruments 539 559
Financial investments 3,383 3,441
Prepayments and financial receivables 7 1,079 1,291

Total non-current assets 79,441 81,525

Inventories 3,534 3,814
Trade and other receivables
1)
10,944 13,204
Prepayments and financial receivables
1)
3,743 3,729
Derivative financial instruments 1,137 1,378
Financial investments 27,534 29,224
Cash and cash equivalents
2)
9,737 9,641

Total current assets 56,629 60,990

Assets classified as held for sale 3 1,129 1,064

Total assets 137,199 143,580

EQUITY AND LIABILITIES
Shareholders' equity 50,067 48,490
Non-controlling interests 14 10

Total equity 50,081 48,500

Finance debt 5 22,039 22,230
Lease liabilities 2,214 2,290
Deferred tax liabilities 12,913 13,345
Pension liabilities 3,658 3,925
Provisions and other liabilities 7 13,612 15,304
Derivative financial instruments 2,040 1,795

Total non-current liabilities 56,477 58,890

Trade and other payables
3)
8,983 8,841
Provisions and other liabilities
3)
3,159 3,029
Current tax payable 6 12,594 12,306
Finance debt 5, 7 3,371 5,996
Lease liabilities 1,287 1,279
Dividends payable 0 2,649
Derivative financial instruments 808 1,619

Total current liabilities 30,201 35,719

Liabilities directly associated with the assets classified

as held for sale

3 441 471

Total liabilities 87,118 95,080

Total equity and liabilities 137,199 143,580
1) Disaggregated from the line-item Trade and other receivables in previously issued financial statements.

Equinor first quarter 2024

2) Includes collateral deposits of USD 1.5 billion

for 31 March 2024 related to certain requirements

set out by exchanges where Equinor is
participating. The corresponding figure for 31 December

2023 is USD 1.6 billion.
3) Disaggregated from the line-item Trade, other payables and provisions in previously issued
financial statements.

Equinor first quarter 2024

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
OCI from
equity
accounted
investments
Share-
holders'
equity
Non-
controlling
interests Total equity
At 1 January 2023 1,142 3,041 58,236 (8,855) 424 53,988 1 53,989
Net income/(loss) 4,962 4,962 4 4,966
Other comprehensive
income/(loss) 38 (1,426) (65) (1,453) (1,453)
Total comprehensive
income/(loss) 3,512
Dividends 0 0
Share buy-back (331) (331) (331)
Other equity transactions 0 0
At 31 March

2023

1,142 2,710 63,236 (10,281) 359 57,165 5 57,170
At 1 January 2024 1,101 0 56,521 (9,442) 310 48,490 10 48,500
Net income/(loss) 2,668 2,668 5 2,672
Other comprehensive
income/(loss) 396 (1,094) 8 (691) (691)
Total comprehensive
income/(loss) 1,982
Dividends 0 0
Share buy-back
1)
(396) (396) (396)
Other equity transactions (4) (4) (1) (5)
At 31 March

2024
1,101 0 59,185 (10,536) 318 50,067 14 50,081
1) For more information see note 8 Capital distribution.

Equinor first quarter 2024

CONSOLIDATED STATEMENT

OF CASH FLOWS
Quarters
(unaudited, in USD million) Note
Q1 2024 Q4 2023 Q1 2023
Income/(loss) before tax 7,998 9,337 13,707
Depreciation, amortisation and net impairments,

including exploration write-
offs 2,426 2,849 2,291
(Gains)/losses on foreign currency transactions and

balances
5 (303) 289 (955)
(Gains)/losses on sale of assets and businesses 3 130 (253) 233
(Increase)/decrease in other items related to operating

activities
1), 2)
(882) (734) (324)
(Increase)/decrease in net derivative financial instruments 127 (694) 327
Interest received 406 399 277
Interest paid (212) (302) (251)
Cash flows provided by operating activities before

taxes paid and working
capital items 9,689 10,890 15,305
Taxes paid (3,849) (8,103) (5,589)
(Increase)/decrease in working capital 3,181 (51) 5,155
Cash flows provided by operating activities

9,021 2,736 14,871
Cash (used)/received in business combinations 0 (40) (252)
Capital expenditures and investments 3 (2,483) (3,031) (2,051)
(Increase)/decrease in financial investments 507 (3,010) (5,108)
(Increase)/decrease in derivative financial instruments (46) 261 (803)
(Increase)/decrease in other interest-bearing items (210) 92 63
Proceeds from sale of assets and businesses
3)
3 60 154 47
Cash flows provided by/(used in) investing activities (2,172) (5,574) (8,104)
Repayment of finance debt (1,900) (342) (2,176)
Repayment of lease liabilities (373) (418) (332)
Dividends paid (2,649) (2,706) (2,861)
Share buy-back (550) (518) (461)
Net current finance debt and other financing activities
2)
(1,156) 1,813 873
Cash flows provided by/(used in) financing activities (6,627) (2,171) (4,958)
Net increase/(decrease) in cash and cash equivalents 222 (5,009) 1,809
Effect of exchange rate changes on cash and cash equivalents (181) 230 (8)
Cash and cash equivalents at the beginning

of the period (net of overdraft)
9,641 14,420 15,579
Cash and cash equivalents at the end of the

period (net of overdraft)
4)
9,682 9,641 17,380
1)

The line item includes a fair value gain related to inventory of USD 476 million in the first quarter 2024.

The corresponding amount in the
fourth quarter 2023 was a fair value gain of USD

204 million and in first quarter 2023 a

fair value loss of USD 20 million.
2)

Cash flows related to variation margin collaterals on

over-the-counter (OTC) commodity derivatives

form part of Equinor's principal
revenue-making activities. From 1 January 2024, these

cash flows are therefore presented within the

line-item (Increase)/decrease in
other items related to operating activities. In previous

periods these cash flows have been presented

within the line-item Net current
finance debt and other financing activities. Comparative

figures have not been restated due to

materiality.
3)

The line item includes cash consideration net of

cash disposed,

related to the disposal of Equinor Energy Ireland

Limited at closing date
31 March 2023. See note 3 Acquisitions and disposals

for more information.

4)

At 31 March 2024 cash and cash equivalents net overdraft

were 55. At 31 December 2023 cash and cash

equivalents net overdraft were
zero.

Equinor first quarter 2024

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and
listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The registered office address is Forusbeen 50, N-4035,
Stavanger, Norway.
The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as
other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy
AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for the first quarter of 2024 were authorised for issue by the board of directors on 24
April 2024.
Basis of preparation
These condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial

Reporting as issued by the
International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

The condensed interim financial
statements do not include all the information and disclosures required by IFRS® Accounting Standards for a complete set of financial
statements and should be read in conjunction with the Consolidated annual financial statements for

2023. IFRS Accounting Standards
as adopted by the EU differs in certain respects from IFRS Accounting Standards as issued by the IASB,

however the differences do
not impact Equinor's financial statements for the periods presented.
As a result of rounding differences, numbers or percentages may not add up to the total.

The condensed interim financial statements are unaudited.
Accounting policies
The accounting policies applied in the preparation of the condensed interim financial statements are consistent with those used in the
preparation of Equinor’s consolidated annual financial statements for 2023. A description of the material accounting policies is
included in Equinor’s consolidated annual financial statements for 2023. When determining fair value, there have been no changes to
the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair
value hierarchy as disclosed in the consolidated annual financial statements for 2023.
For information about IFRS Accounting Standards, amendments to IFRS Accounting Standards and IFRIC® Interpretations effective
from 1 January 2024, that could affect the consolidated financial statements, please refer to note

2 in Equinor’s consolidated financial
statements for 2023. None of the amendments to IFRS Accounting Standards effective from 1 January 2024 has had a significant
impact on the condensed interim financial statements. Equinor has not early adopted any IFRS Accounting Standards,

amendments
to IFRS Accounting Standards or IFRIC Interpretations issued, but not yet effective.
Use of judgements and estimates
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments,
estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities,

income
and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience
and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the
basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual
results may differ from these estimates. Please refer to note 2 in Equinor’s consolidated financial statements for 2023 for more
information about accounting judgement and key sources of estimation uncertainty.

Equinor first quarter 2024

2 Segments
Equinor’s operations are managed through operating segments identified on the basis of those components of Equinor that are
regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments
Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P

International), Exploration & Production
USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN)

correspond to the operating segments. The
operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.
The accounting policies of the reporting segments equal those applied in these condensed interim financial statements, except for the
line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement
obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The
measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets,
total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of
crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The
transactions are eliminated upon consolidation.
First quarter 2024
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 55 183 67 24,733 26 25 0 25,089
Revenues and other income inter-segment 7,852 1,470 968 92 3 8 (10,393) 0
Net income/(loss) from equity accounted
investments 0 3 0 (1) 30 0 0 33
Other income (28) (1) 20 0 0 23 0 14
Total revenues and other income

7,879 1,655 1,055 24,824 60 55 (10,393) 25,135
Purchases [net of inventory variation] 0 34 0 (21,968) 0 0 10,012 (11,922)
Operating, selling, general and
administrative expenses (866) (395) (280) (1,326) (272) (46) 213 (2,971)
Depreciation and amortisation (1,173) (529) (364) (227) (8) (36) 0 (2,337)
Net impairment (losses)/reversals 0 0 0 0 0 (7) 0 (7)
Exploration expenses (84) (148) (34) 0 0 0 0 (266)
Total operating expenses (2,123) (1,039) (678) (23,522) (280) (89) 10,226 (17,504)
Net operating income/(loss) 5,756 616 377 1,303 (220) (34) (167) 7,631
Additions to PP&E, intangibles and equity
accounted investments 1,372 756 359 210 624 40 0 3,361
Balance sheet information
Equity accounted investments

4 0 0 777 1,475 55 2 2,314
Non-current segment assets

27,072 17,919 10,995 3,829 2,215 993 0 63,023
Non-current assets not allocated to
segments

14,104
Total non-current assets

79,441
Assets held for sale 0 1,129 0 0 0 0 0 1,129

Equinor first quarter 2024

Fourth quarter 2023
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 72 297 76 28,372 5 21 0 28,843
Revenues and other income inter-segment 9,780 1,597 1,089 309 4 8 (12,787) 0
Net income/(loss) from equity accounted
investments 0 (5) 0 (13) (6) (8) 0 (31)
Other income 224 0 0 0 17 0 0 242
Total revenues and other income

10,076 1,889 1,165 28,668 20 22 (12,787) 29,054
Purchases [net of inventory variation] 0 (45) 0 (26,330) 0 0 12,570 (13,804)
Operating, selling, general and
administrative expenses (1,057) (540) (308) (1,384) (180) 17 173 (3,279)
Depreciation and amortisation (1,144) (603) (506) (227) (6) (31) 0 (2,518)
Net impairment (losses)/reversals 0 (310) 0 7 0 0 0 (303)
Exploration expenses (138) (55) (208) 0 0 0 0 (402)
Total operating expenses (2,339) (1,553) (1,022) (27,934) (185) (15) 12,743 (20,306)
Net operating income/(loss) 7,737 336 143 734 (166) 7 (43) 8,748
Additions to PP&E, intangibles and equity
accounted investments 1,577 923 332 218 696 25 0 3,770
Balance sheet information
Equity accounted investments

3 0 0 783 1,665 57 0 2,508
Non-current segment assets

28,915 17,977 11,049 3,997 1,575 1,018 0 64,530
Non-current assets not allocated to
segments

14,487
Total non-current assets

81,525
Assets held for sale 0 1,064 0 0 0 0 0 1,064
In the fourth quarter of 2023, Equinor recognised

impairments in the E&P International segment to an

amount of USD 310 million, following the
held for sale classification of its interest in Azerbaijan

assets. Refer to note 3 for additional details.

Equinor first quarter 2024

First quarter 2023
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 49 329 61 28,744 3 25 0 29,210
Revenues and other income inter-segment 12,092 1,209 954 82 0 9 (14,346) 0
Net income/(loss) from equity accounted
investments 0 11 0 40 (7) 0 0 43
Other income (97) 0 0 23 3 41 0 (30)
Total revenues and other income 12,044 1,548 1,015 28,889 (2) 75 (14,346) 29,224
Purchases [net of inventory variation] 0 16 0 (25,358) 0 0 14,107 (11,235)
Operating, selling, general and
administrative expenses (977) (659) (273) (1,178) (86) (133) 281 (3,025)
Depreciation and amortisation (1,115) (461) (357) (232) (1) (33) 0 (2,198)
Net impairment (losses)/reversals 0 0 0 (2) 0 0 0 (2)
Exploration expenses (137) (64) (46) 0 0 0 0 (246)
Total operating expenses (2,229) (1,167) (675) (26,771) (87) (166) 14,388 (16,707)
Net operating income/(loss) 9,816 382 340 2,118 (89) (91) 42 12,517
Additions to PP&E, intangibles and equity
accounted investments 1,317 451 262 219 851 78 0 3,179
Non-current assets by country
At 31 March

At 31 December
(in USD million) 2024 2023
Norway 30,928 32,977
USA 12,872 12,587
Brazil 10,936 10,871
UK 5,513 5,535
Canada 1,112 1,157
Angola 1,084 1,103
Denmark 971 973
Argentina 656 648
Poland 572 447
Algeria 443 474
Other 251 265
Total non-current assets
1)
65,337 67,038
1) Excluding deferred tax assets, pension assets

and non-current financial assets. Non-current assets

are attributed to country of operations.
3 Acquisitions and disposals

Acquisition and disposals
Swap of US Offshore Wind assets
On 24 January 2024, Equinor entered into a swap agreement with bp to acquire bp’s 50% share and take full ownership of Empire
Offshore Wind Holdings LLC, including the Empire Wind lease and projects (Empire Wind), in exchange for its 50% share in Beacon
Wind Holdings LLC, including the Beacon Wind lease and projects (Beacon Wind). Equinor has also agreed to acquire bp's 50%
interest in the South Brooklyn Marine Terminal (SBMT) lease. Based on the agreement, Equinor controls and has consolidated
Empire Wind and SBMT from the first quarter of 2024 and has divested its 50% share of Beacon

Wind. The swap of Empire Wind and
Beacon Wind was formally closed on 4 April. The acquisitions have been accounted for as asset acquisitions, and previous holdings

Equinor first quarter 2024

have not been revalued. The swap resulted in a combined loss of USD 147 million recognised in the REN segment and presented in
the line item Operating expenses in the Consolidated statement of income.
Held for sale
Divestment of interest in Azerbaijan
On 22 December 2023, Equinor entered into an agreement with

the State Oil Company of the Republic of Azerbaijan

(SOCAR)

to sell
its interest in its Azerbaijan assets. The assets comprise a 7.27% non-operated interest in the Azeri Chirag

Gunashli (ACG) oil fields in
the

Azerbaijan

sector

of

the

Caspian

Sea,

8.71%

interest

in

the

Baku-Tbilisi-Ceyhan (BTC)

pipeline

and

50%

in

the

Karabagh

oil
field. Closing is

expected during

2024 subject

to regulatory

and contractual

approvals. The

assets have

been classified

as held

for
sale in the fourth quarter 2023.
4 Revenues

Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the first quarter of 2024 to the country of the legal entity
executing the sale, Norway constitutes 79% and the USA constitutes 18% of such revenues (77%

and 19%, respectively, for the
fourth quarter of 2023). For the first quarter of 2023, Norway and the USA constituted 84%

and 12% of such revenues, respectively.
Revenues from contracts with customers are mainly reflecting such revenues from the reporting segment

MMP.
Revenues from contracts with customers and other revenues
Quarters
(in USD million) Q1 2024 Q4 2023 Q1 2023
Crude oil 14,266 15,695 12,112
Natural gas 5,060 6,597 10,457

- European gas
4,177 5,796 9,228

- North American gas
305 298 397

- Other incl. Liquefied natural gas
578 503 832
Refined products 2,224 2,710 2,477
Natural gas liquids 2,097 2,087 2,383
Power
2)
563 504 852
Transportation 369 305 453
Other sales
2)
85 447 107
Revenues from contracts with customers 24,663 28,345 28,841
Total other revenues
1)
426 498 370
Revenues 25,089 28,843 29,210
1) This item mainly relates to commodity derivatives and

change in fair value, less cost to sell, of commodity

inventories
held for trading purposes.
2) The line item Power has been disaggregated

from the line item Other sales in previously

issued financial reports.

Equinor first quarter 2024

5 Financial items

Quarters
(in USD million)
Q1 2024 Q4 2023 Q1 2023
Net foreign currency exchange gains/(losses) 303 (289) 955
Interest income and other financial income 560 661 590
Gains/(losses) on financial investments (7) 139 32
Gains/(losses) other derivative financial instruments

(74) 445 74
Interest and other finance expenses (416) (368) (463)
Net financial items 366 589 1,189
The decrease in Interest income and other financial income in first quarter compared to previous quarter mainly relates to lower
interest rates and reduced portfolio.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 31 March 2024, USD 0.4 billion were
utilised compared to USD 1.9 billion utilised as of 31 December 2023.
6 Income taxes
Quarters
(in USD million)
Q1 2024 Q4 2023 Q1 2023
Income/(loss) before tax 7,998 9,337 13,707
Income tax (5,325) (6,729) (8,741)
Effective tax rate

66.6%

72.1%

63.8%
The effective tax rate for the first quarter of 2024 was significantly influenced by low share of income from the

Norwegian continental
shelf and high effect from uplift relative to income before tax.
The effective tax rate for the first quarter of 2023 was significantly influenced by low share of income from the Norwegian continental
shelf and currency effects in entities that are taxable in other currencies than the functional currency.

Equinor first quarter 2024

7 Provisions, commitments and contingent items

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by approximately USD 1 billion to USD 11.4 billion at 31
March 2024 compared to year-end 2023, mainly due to increased discount rates and strengthening of

USD versus NOK. Changes in
ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.
Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings,

and several unresolved claims are
currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor
has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the
company’s best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially
affected by the resolution of these legal proceedings.
8 Capital distribution
Dividend for the first quarter 2024
On 24 April 2024, the Board of Directors resolved to declare an ordinary cash dividend for the first quarter of 2024 of USD 0.35 per
share and an extraordinary cash dividend of USD 0.35 per share. The Equinor shares will be traded ex-dividend 16 August 2024 on
the Oslo Børs and 19 August 2024 for ADR holders on the New York Stock Exchange. Record date will be 19 August 2024 and payment date will be 28 August 2024.
Share buy- back programme 2024
The Board of Directors has announced a two-year share buy-back programme for

2024-2025 of USD 10-12 billion in total, with up to
USD 6 billion for 2024, including shares to be redeemed from the Norwegian State.

In February 2024, Equinor launched the first
tranche of up to USD 1.2 billion, including shares to be redeemed from the Norwegian State,

and entered into an irrevocable
agreement with a third-party to purchase shares for up to USD 396 million in the market. Of this first tranche, shares for USD 389
million have been purchased in the market and settled at 31 March 2024, whereas USD 396 million has been recognised as reduction
in equity. The market execution of the first tranche was completed in April 2024. The purpose of the share buy-back programme is to reduce the issued share capital of the company, and all shares repurchased in this first tranche in 2024 will be cancelled. According to an agreement between Equinor and the Norwegian State, a proportionate number of the

Norwegian State's shares will be redeemed
and cancelled at the annual general meeting in May 2024, ensuring that the State's ownership interest in Equinor remains unchanged
at 67%.
On 24 April 2024, the Board of Directors resolved the commencement of the second tranche of the share buy-back programme for
2024 of a total of up to USD 1.6 billion, including shares to be redeemed from the Norwegian State.

The second tranche is subject to
approval at the general meeting and will end no later than 22 July 2024.

Equity impact of share buy-back programmes (in USD million) Q1 2024 Q1 2023
First tranche 396 330
Total 396 330
9 Subsequent events
Swap of US onshore assets
On 15 April, Equinor announced a swap transaction with EQT ARO LLC (EQT). Under the agreement, Equinor will sell its 100% interest in the
Marcellus

and

Utica

shale

formations

in

the

Appalachian

Basin,

located

in

southeastern

Ohio,

and

transfer

the

operatorship

to

EQT.

In
exchange,

Equinor

will

acquire

40%

of

EQT’s

non-operated

working

interest

in

the

Northern

Marcellus

shale

formation

in

Pennsylvania.
Equinor will

pay a

cash consideration

of USD

500 million

to EQT

to

balance the

overall transaction.

Following the

transaction, Equinor

will
increase its average working interest from 15.7% to 25.7% in certain Chesapeake-operated Northern Marcellus gas units. Closing is subject to approval by relevant authorities and is expected

in the second quarter of 2024. The swap will be

recognised in the E&P USA segment.

Equinor first quarter 2024

SUPPLEMENTARY

DISCLOSURES

Exchange rates
Quarters Change
Exchange rates
Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
USD/NOK average daily exchange rate 10.5094 10.8474 10.2439 3%
USD/NOK period-end exchange rate 10.8011 10.1724 10.4772 3%
EUR/USD average daily exchange rate 1.0858 1.0747 1.0728 1%
EUR/USD period-end exchange rate 1.0816 1.1050 1.0875 (1%)
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or
included in the comparable measures calculated and presented in accordance with GAAP (i.e.,

IFRS Accounting Standards in the
case of Equinor). The following financial measures included in this report may be considered non-GAAP financial measures:
Adjusted operating income (previously named Adjusted earnings) is based on net operating income/(loss) and adjusts for certain items affecting the income for the period to separate out effects that management considers may not be well correlated to

Equinor’s
underlying operational performance in the individual reporting period. Management believes adjusted operating income provides an
indication of Equinor’s underlying operational performance and facilitates comparison of operational trends between periods. The
name of this measure was changed in 2024 to eliminate confusion regarding the basis of the calculation; additionally, one adjusting
item was removed from the calculation of the measure, as detailed below in the Amended principles section.
Adjusted operating income after tax (previously named Adjusted earnings after tax) – equals the sum of net operating income/(loss) less income tax in reporting segments and includes adjustments to net operating income/(loss) to take the applicable
marginal tax into consideration. The name of this measure was changed in 2024 in line with the change of the name of the pre-tax
measure above .
Adjusted operating income after tax excludes net financial items and the associated tax effects on net financial items.
It is based on adjusted operating income less the tax effects on all elements included in adjusted operating income

(or calculated tax
on net operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effects related to tax
exposure items not related to the individual reporting period are excluded from adjusted operating income after tax. Management
believes adjusted operating income after tax provides an indication of Equinor’s underlying operational performance after tax and
facilitates comparisons of operational trends after tax between periods as it reflects the tax charge associated with operational
performance excluding the impact of financing. Certain net USD denominated financial positions are held by group companies that
have a USD functional currency that is different from the currency in which the taxable income is measured.

As currency exchange
rates change between periods, the basis for measuring net financial items for IFRS

Accounting Standards will change
disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial
positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the
statutory tax rate for any given period. Adjusted taxes included in adjusted operating income after tax should not be considered
indicative of the amount of current or total tax expense (or taxes payable) for the period.
Adjusted net income
is based on net income/(loss) and provides additional transparency to Equinor’s underlying financial
performance by also including net financial items and the associated tax effects. This measure includes adjustments made to arrive at
adjusted operating income after tax, in addition to specific adjustments related to net financial items. Management believes this
measure provides an indication of Equinor’s underlying financial performance including the impact from financing and facilitates
comparison of trends between periods.
Adjusted Earnings Per Share (Adjusted EPS)

is computed by dividing Adjusted net income by the weighted average number of shares outstanding during the period. Earnings per share is a metric that is frequently used by investors, analysts and other parties to
assess a company's profitability per share. Management believes this measure provides an indication of Equinor’s underlying financial
performance including the impact from financing and facilitates comparison of trends between periods.
Management believes the above measures provides an indication of Equinor’s underlying operational and financial performance and
facilitates the comparison of trends between periods.

Equinor first quarter 2024

The above measures are supplementary measures and should not be viewed in isolation or as substitutes for net operating
income/(loss), net income/(loss) and earnings per share, which are the most directly comparable IFRS Accounting

Standards
measures. The reconciliation tables later in this report reconcile the above non-GAAP measures to the most directly comparable IFRS
Accounting Standards measure or measures. There are material limitations associated with the above measures compared with the
IFRS Accounting Standards measures, as these non-GAAP measures do not include all the items of revenues/gains or
expenses/losses of Equinor that are required to evaluate its profitability on an overall basis. The non-GAAP measures are only
intended to be indicative of the underlying developments in trends of our on-going operations.
Amended principles for Adjusted operating income with effect from the first quarter of

2024:
Equinor has made the following changes to the items adjusted for within Adjusted operating income:
With effect from the first quarter of 2024, Equinor no longer adjusts for over-/underlift to arrive at adjusted operating income. Over-
/underlift is presented using the sales method. The sales revenues and associated costs are reflected in adjusted operating income
when the physical volumes are lifted and sold rather than when they are produced, in line with

IFRS Accounting Standards. Removing
this adjustment is the result of a comprehensive materiality assessment and an effort to streamline our reporting.

This change is part
of our ongoing commitment to improve the alternative performance measures we present, ensuring that the adjustments are
meaningful to users of the financial statements and supplementary information.
These changes have been applied retrospectively to the comparative figures. This change only affects the E&P

Norway and E&P
International reporting segments and does not impact the comparative figures of other segments.
Impact of change Q1 2023 Q4 2023
E&P Norway As reported Impact Restated As reported Impact Restated
Adjusted total revenues and other income 12,144 (3) 12,141 9,871 (16) 9,855
Over-/underlift 3 (3)

-

16 (16)

-

Adjusted operating and administrative expenses (976) (1) (977) (1,018) (40) (1,057)
Over-/underlift 1 (1)

-

40 (40)

-

Adjusted operating income/(loss) 9,916 (4) 9,912 7,571 (56) 7,515
Adjusted operating income/(loss) after tax 2,214 (1) 2,213 1,570 (12) 1,558
Impact of change Q1 2023 Q4 2023
E&P International As reported Impact Restated As reported Impact Restated
Adjusted total revenues and other income 1,555 (95) 1,460 1,952 (86) 1,867
Over-/underlift 95 (95)

-

86 (86)

-

Adjusted operating and administrative expenses (442) 42 (400) (559) 19 (540)
Over-/underlift (42) 42

-

(19) 19

-

Adjusted operating income/(loss) 614 (53) 560 690 (67) 623
Adjusted operating income/(loss) after tax 330 (34) 295 255 (33) 222
Impact of change Q1 2023 Q4 2023
Equinor group
As reported

Impact

Restated

As reported

Impact

Restated

Adjusted total revenues and other income 28,520 (98) 28,423 28,483 (102) 28,381
Over-/underlift 98 (98)

-

102 (102)

-

Adjusted operating and administrative expenses (2,849) 41 (2,809) (3,235) (21) (3,256)
Over-/underlift (41) 41

-

21 (21)

-

Adjusted operating income/(loss) 11,973 (57) 11,916 8,681 (123) 8,558
Adjusted operating income/(loss) after tax 3,514 (35) 3,479 1,879 (46) 1,833
Effective tax rates on adjusted operating income 71% 0% 71% 78% 0% 79%
No other line items or segments were affected by the

change.
Adjusted operating income adjust for the following items:

Equinor first quarter 2024

●
Changes in fair

value of derivatives:

In the ordinary

course of business,

Equinor enters into commodity

derivative contracts to
manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair
value at each

reporting date, with

the movements in

fair value recognised

in the income

statement. By contrast,

the related sale
and purchase contracts are

not recognised until the

transaction occurs resulting in

timing differences. Therefore, with

effect from
the first

quarter of

2023, the

unrealised movements

in the

fair value

of these

commodity derivative

contracts are

excluded from
adjusted operating

income and deferred

until the

time of

the physical

delivery to

minimise the effect

of these

timing differences.
Further,

embedded

derivatives

within

certain

gas

contracts

and

contingent

consideration

related

to

historical

divestments

are
carried at fair value. Any

accounting impacts resulting from such changes

in fair value are also

excluded from adjusted operating
income, as these fluctuations are not indicative of the underlying performance of the business.
●
Periodisation of inventory hedging effect:

Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage.

These derivative

contracts are

carried at

fair value

while the

inventories are

accounted for

at the

lower of
cost or market price.

An adjustment is made to

align the valuation principles

of inventories with related

derivative contracts. The
adjusted

valuation

of

inventories

is

based

on

the

forward

price

at

the

expected

realisation

date.

This

is

so

that

the

valuation
principles between commercial storages and derivative contracts are better aligned.
●
The operational storage

is not

hedged and

is not

part of

the trading

portfolio. Cost

of goods

sold is

measured based

on the
FIFO (first-in, first-out)

method, and includes realised

gains or losses

that arise due to

changes in market prices.

These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and

reversal of

impairment

are excluded

from adjusted

operating income

since they

affect

the economics

of an
asset

for

the

lifetime

of

that

asset,

not

only

the

period

in

which

it

is

impaired, or

the

impairment

is

reversed.

Impairment

and
reversal

of

impairment

can

impact

both

the

exploration

expenses

and

the

depreciation,

amortisation

and

net

impairment

line
items.
●
Gain or

loss from

sales of

assets

is eliminated

from the

measure since

the gain

or loss

does not

give an

indication of

future
performance or

periodic performance;

such a

gain or

loss is

related to

the cumulative

value creation

from the

time the

asset is
acquired until it is sold.
●
Eliminations (Internal unrealised profit

on inventories):

Volumes derived

from equity oil inventory

vary depending on several
factors and

inventory strategies,

i.e., level

of crude

oil in

inventory,

equity oil

used in

the refining

process and

level of

in-transit
cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated
according

to

IFRS

Accounting

Standards

(write

down

to

production

cost).

The

proportion

of

realised

versus

unrealised

gain
fluctuates

from one

period

to another

due

to

inventory strategies

and

consequently impact

net

operating income/(loss).

Write-
down to production

cost is not

assessed to be

a part of

the underlying operational performance,

and elimination of

internal profit
related to equity volumes is excluded in adjusted operating income.
●
Other

items

of income

and

expense

are

adjusted

when

the

impacts

on

income

in

the

period

are

not

reflective of

Equinor’s
underlying operational performance in

the reporting period.

Such items may be

unusual or infrequent

transactions, but they

may
also include transactions

that are significant

which would not

necessarily qualify as

either unusual or

infrequent. However,

other
items

adjusted do

not

constitute normal,

recurring income

and operating

expenses

for the

company.

Other items

are

carefully
assessed and can include transactions such as provisions related to reorganisation, early retirement,

etc.
●
Change in accounting policy

is adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor’s underlying operational performance in the reporting period.
Adjusted net income incorporates the adjustments above, as well as the following items impacting net financial items:
●
Changes

in

fair

value

of

financial

derivatives

used

to

hedge

interest

bearing

instruments.

Equinor

enters

into

financial
derivative contracts to

manage interest rate

risk on

long term interest-bearing

liabilities including bonds

and financial loans.

The
financial

derivative

contracts

(hedging

instruments)

are

measured

at

fair

value

at

each

reporting

date,

with

movements in

fair
value

recognised

in

the

income

statement.

The

long

term

interest-bearing

labilities

are

measured

at

amortised

cost

and

not
remeasured at

fair value at

each reporting date.

This creates

measurement differences

and therefore the

movements in the

fair
value of

these financial derivative

contracts and associated

tax effects are

excluded from the

calculation of adjusted

net income
and

deferred

until

the

time

the

underlying

instrument

is

matured,

exercised,

or

settled.

Management

believes

that

this
appropriately

reflects

the

economic

effect

of

these

risk

management

activities

in

each

period

and

provides

an

indication

of
Equinor’s underlying financial performance.
●
Foreign currency gains/losses

on certain intercompany

bank and cash

balances

are eliminated from

adjusted net income.
These currency effects are mainly

due to a large part

of Equinor’s operations having NOK as functional

currency, and

the effects
are offset

within equity

as other

comprehensive income

arising on

translation from

functional currency

to presentation

currency
USD.

These

currency

effects

increase

volatility

in

financial

performance,

which

does

not

reflect

Equinor’s underlying

financial
performance. Management believes that this adjustment removes periodic fluctuations in Equinor’s adjusted net income.
Net

debt

to

capital

employed

ratio
–

In

Equinor’s view,

net

debt

ratios

provide

a

more

informative picture

of

Equinor’s financial
strength than gross interest-bearing financial

debt. Three different net

debt to capital ratios

are presented in this

report: 1) net debt

to
capital employed,

2) net

debt to

capital employed

adjusted, including

lease liabilities,

and 3)

net debt

to capital

employed adjusted.
These calculations are all based on Equinor’s gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet
and exclude cash, cash equivalents and current financial investments.
The following

adjustments are

made in

calculating the

net debt

to capital

employed adjusted,

including lease

liabilities ratio

and the
net debt

to capital employed

adjusted ratio: collateral

deposits (classified as

Cash and cash

equivalents in the

Consolidated balance

Equinor first quarter 2024

sheet),

and

financial

investments

held

in

Equinor

Insurance

AS

(classified

as

Current

financial

investments

in

the

Consolidated
balance

sheet)

are

treated

as

non-cash

and

excluded

from

the

calculation

of

these

non-GAAP

measures.

Collateral

deposits

are
excluded since they relate

to certain requirements of exchanges

where Equinor is trading

and presented as restricted

cash. Financial
investments

in

Equinor

Insurance

are

excluded

as

these

investments

are

not

readily

available

for

the

group

to

meet

short

term
commitments. These adjustments result in a

higher net debt figure and

in Equinor’s view provides a more

prudent measure of the net
debt to

capital employed

ratio than

would be

the case

without such

exclusions.

Additionally,

lease liabilities

are further

excluded in
calculating the net debt to capital employed adjusted ratio. The table

Calculation of capital employed and net debt to capital employed ratio later in

this report details the

calculations for these non-GAAP

measures and reconciles

them with the

most directly comparable
IFRS Accounting Standards financial measure or measures.
Organic capital

expenditures

(organic

investments/capex) –

Capital expenditures,

defined

as

Additions to

PP&E, intangibles

and
equity

accounted

investments

as

presented

in

note

2

Segments

to

the

Condensed

interim

financial

statements.

Organic

capital
expenditures

are

capital

expenditures

excluding

expenditures

related

to

acquisitions,

leased

assets

and

other

investments

with
significantly

different

cash

flow

patterns.

Equinor

believes

this

measure

gives

stakeholders

relevant

information

to

understand

the
company’s investments in

maintaining and developing

its assets. Forward-looking

organic capital expenditures

included in this

report
are not

reconcilable to

its most

directly comparable

IFRS Accounting

Standards measure

without unreasonable efforts,

because the
amounts excluded from such IFRS Accounting Standards measure to determine organic capital expenditures cannot be predicted with reasonable certainty.
Gross

capital

expenditures

(gross

capex)
–

Gross

capital

expenditures

represent

capital

expenditures,

defined

as

Additions

to
PP&E,

intangibles

and

equity

accounted

investments

as

presented

in

the

financial

statements,

excluding

additions

to

right

of

use
assets related to leases and capital expenditures financed through government grants. Equinor adds the proportionate share of capital expenditures

in

equity

accounted

investments

not

included

in

Additions

to

PP&E,

intangibles

and

equity

accounted

investments.
Equinor

believes

that

by

excluding

additions

to

right

of

use

assets

related

to

leases,

this

measure

better

reflects

the

company's
investments in the business

to drive growth. Forward-looking

gross capital expenditures included

in this report are

not reconcilable to
its most directly comparable

IFRS measure without unreasonable efforts,

because the amounts included

or excluded from such

IFRS
measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
Cash flows

from operations

after taxes

paid (CFFO after

taxes paid)
represents, and

is used

by management,

to evaluate cash
generated

from

operating

activities

after

taxes

paid,

which

is

available

for

investing

activities,

debt

servicing

and

distribution

to
shareholders. Cash

flows from

operations after

taxes paid

is not

a

measure of

our

liquidity under

IFRS Accounting

Standards and
should not be

considered in isolation

or as a

substitute for an

analysis of our

results as reported

in this report.

Our definition of

Cash
flows from

operations after

taxes paid

is limited

and does

not represent

residual cash

flows available

for discretionary

expenditures.
The

table

Calculation

of

CFFO

after

taxes

paid

and

net

cash

flow

later

in

this

report

provides

a

reconciliation

of

Cash

flows

from
operations after

taxes paid

to its

most directly

comparable IFRS

Accounting Standards

measure, Cash

flows provided

by operating
activities

before

taxes

paid

and

working

capital

items,

as

of

the

specified

dates.

Forward-looking

cash

flows

from

operations

after
taxes

paid

included

in

this

report

are

not

reconcilable

to

its

most

directly

comparable

IFRS

measure

without unreasonable

efforts,
because the amounts included or

excluded from such IFRS measure

to determine cash flows from operations

after taxes paid cannot
be predicted with reasonable certainty.
Net cash

flow
- Net

cash flow

represents, and

is used

by management

to evaluate,

cash generated

from operational

and investing
activities

available

for

debt

servicing

and

distribution

to

shareholders.

Net

cash

flow

is

not

a

measure

of

our

liquidity

under

IFRS
Accounting Standards

and should

not be

considered in

isolation or

as a

substitute for

an analysis

of our

results as

reported in

this
report. Our

definition of

Net cash

flow is

limited and

does not

represent residual

cash flows

available for

discretionary expenditures.
The table

Calculation of

CFFO after

taxes paid

and net

cash flow

later in

this report

provides a

reconciliation of

Net cash

flow to

its
most

directly

comparable

IFRS

Accounting

Standards

measure,

Cash

flows

provided

by

operating activities

before

taxes

paid

and
working capital items, as of the specified dates.
For more information on our definitions and use of non-GAAP financial measures, see section 5.6

Use and reconciliation of non-
GAAP financial measures in Equinor's 2023 Integrated Annual Report.

Equinor first quarter 2024

Reconciliation of adjusted operating income
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss) in the
first quarter of 2024
Equinor
group
E&P Norway

E&P
Internationa
l E&P USA MMP REN
Other

(in USD million)
Net operating income/(loss) 7,631 5,756 616 377 1,303 (220) (200)
Total revenues and other income 25,135 7,879 1,655 1,055 24,824 60 (10,337)
Adjusting items (346) - - - (346) - -
Changes in fair value of derivatives (444) - - - (444) - -
Periodisation of inventory hedging effect 98 - - - 98 - -
Adjusted total revenues and other income 24,789 7,879 1,655 1,055 24,478 60 (10,337)
Purchases [net of inventory variation] (11,922) 0 34 - (21,968) - 10,012
Adjusting items 109 - - - (58) - 167
Operational storage effects (58) - - - (58) - -
Eliminations 167 - - - - - 167
Adjusted purchases [net of inventory variation] (11,813) 0 34 - (22,026) - 10,179
Operating and administrative expenses

(2,971) (866) (395) (280) (1,326) (272) 168
Adjusting items 139 - - - (12) 151 -
Other adjustments 3 - - - - 3 -
Gain/loss on sale of assets 147 - - - - 147 -
Provisions (12) - - - (12) - -
Adjusted operating and administrative expenses

(2,832) (866) (395) (280) (1,337) (121) 168
Depreciation, amortisation and net impairments (2,345) (1,173) (529) (364) (227) (8) (43)
Adjusting items - - - - - - -
Adjusted depreciation, amortisation and net
impairments
(2,345) (1,173) (529) (364) (227) (8) (43)
Exploration expenses (266) (84) (148) (34) - - -
Adjusting items - - - - - - -
Adjusted exploration expenses (266) (84) (148) (34) - - -
Sum of adjusting items (98) - - - (416) 151 167
Adjusted operating income/(loss) 7,533 5,756 616 377 887 (70) (34)
Tax on adjusted operating income (4,959) (4,435) (92) (94) (387) 14 35
Adjusted operating income/(loss) after tax 2,574 1,322 524 283 499 (55) 1

Equinor first quarter 2024

Items impacting net operating income/(loss) in the
first quarter of 2023
Equinor
group E&P Norway
E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Net operating income/(loss) 12,517 9,816 382 340 2,118 (89) (49)
Total revenues and other income 29,224 12,044 1,548 1,015 28,889 (2) (14,271)
Adjusting items (802) 97 (89) - (807) (2) (0)
Changes in fair value of derivatives (803) 96 (89) - (809) - -
Periodisation of inventory hedging effect 25 - - - 25 - -
Gain/loss on sale of assets (25) 1 - - (23) (3) (0)
Adjusted total revenues and other income
1)
28,423 12,141 1,460 1,015 28,082 (4) (14,271)
Purchases [net of inventory variation] (11,235) (0) 16 - (25,358) - 14,107
Adjusting items (27) - - - 15 - (42)
Operational storage effects 15 - - - 15 - -
Eliminations (42) - - - - - (42)
Adjusted purchases [net of inventory variation] (11,262) (0) 16 - (25,344) - 14,065
Operating and administrative expenses (3,025) (977) (659) (273) (1,178) (86) 148
Adjusting items 217 - 259 - (51) 8 -
Other adjustments 2 - - - - 2 -
Gain/loss on sale of assets 265 - 259 - - 6 -
Provisions (51) - - - (51) - -
Adjusted operating and administrative expenses
1)
(2,809) (977) (400) (273) (1,229) (78) 148
Depreciation, amortisation and net impairments (2,200) (1,115) (461) (357) (234) (1) (33)
Adjusting items 2 - - - 2 - -
Impairment 2 - - - 2 - -
Adjusted depreciation, amortisation and net
impairments
(2,198) (1,115) (461) (357) (232) (1) (33)
Exploration expenses (246) (137) (64) (46) - - (0)
Adjusting items 8 - 8 - - - -
Impairment 8 - 8 - - - -
Adjusted exploration expenses (238) (137) (55) (46) - - (0)
Sum of adjusting items
1)
(602) 97 178 - (841) 6 (42)
Adjusted operating income/(loss)
1)
11,916 9,912 560 340 1,278 (83) (91)
Tax on adjusted operating income
1)
(8,437) (7,699) (265) (80) (424) 11 20
Adjusted operating income/(loss) after tax
1)
3,479 2,213 295 260 854 (72) (72)
1) Restated for Equinor group, E&P Norway and

E&P International due to amended principles

for ‘over-/underlift'. For further information see Amended
principles for Adjusted operating income in the section

'Use and reconciliation of non-GAAP financial

measures' in the Supplementary disclosures.

Equinor first quarter 2024

Items impacting net operating income/(loss) in the
fourth quarter of 2023
Equinor
group
E&P Norway

E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Net operating income/(loss) 8,748 7,737 336 143 734 (166) (36)
Total revenues and other income 29,054 10,076 1,889 1,165 28,668 20 (12,764)
Adjusting Items (673) (222) (22) - (412) (17) (0)
Changes in fair value of derivatives (65) - 3 - (67) - -
Periodisation of inventory hedging effect (344) - - - (344) - -
Gain/loss on sale of assets (264) (222) (25) - - (17) (0)
Adjusted total revenues and other income
1)
28,381 9,855 1,867 1,165 28,257 2 (12,765)
Purchases [net of inventory variation] (13,804) 0 (45) - (26,330) 0 12,570
Adjusting Items 132 - - - 89 - 43
Operational storage effects 89 - - - 89 - -
Eliminations 43 - - - - - 43
Adjusted purchases [net of inventory variation] (13,672) 0 (45) - (26,241) 0 12,613
Operating and administrative expenses (3,279) (1,057) (540) (308) (1,384) (180) 190
Adjusting Items 23 - 0 (0) 19 4 -
Other adjustments 4 - - (0) - 4 -
Provisions 19 - - - 19 - -
Adjusted operating and administrative
expenses
1)
(3,256) (1,057) (540) (308) (1,365) (176) 190
Depreciation, amortisation and net impairments (2,821) (1,144) (913) (506) (220) (6) (31)
Adjusting Items 303 - 310 - (7) - -
Impairment 303 - 310 - (7) - -
Adjusted depreciation, amortisation and net
impairments
(2,518) (1,144) (603) (506) (227) (6) (31)
Exploration expenses (402) (138) (55) (208) - - -
Adjusting Items 25 - - 25 - - -
Impairment 25 - - 25 - - -
Adjusted exploration expenses (377) (138) (55) (184) - - -
Sum of adjusting items
1)
(190) (222) 288 25 (310) (13) 43
Adjusted operating income/(loss)
1)
8,558 7,515 623 168 424 (179) 7
Tax on adjusted operating income
1)
(6,725) (5,957) (401) (90) (281) 33 (29)
Adjusted operating income/(loss) after tax
1)
1,834 1,558 222 78 143 (146) (22)
1) Restated for Equinor group, E&P Norway and

E&P International due to amended principles

for ‘over-/underlift'. For further information see
Amended principles for Adjusted operating income

in the section 'Use and reconciliation of non-GAAP

financial measures' in the Supplementary
disclosures.

Equinor first quarter 2024

Adjusted operating income after tax by reporting segment
Quarters
Q1 2024 Q4 2023 Q1 2023
(in USD million)
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
E&P Norway
1)
5,756 (4,435) 1,322 7,515 (5,957) 1,558 9,912 (7,699) 2,213
E&P International
1)
616 (92) 524 623 (401) 222 560 (265) 295
E&P USA 377 (94) 283 168 (90) 78 340 (80) 260
MMP 887 (387) 499 424 (281) 143 1,278 (424) 854
REN (70) 14 (55) (179) 33 (146) (83) 11 (72)
Other (34) 35 1 7 (29) (22) (91) 20 (72)
Equinor group
1)
7,533 (4,959) 2,574 8,558 (6,725) 1,834 11,916 (8,437) 3,479
Effective tax rates on adjusted
operating income 65.8% 78.6% 70.8%
1) Restated for Q1 2023 and Q4 2023 due

to amended principles for ‘over-/underlift'. For more

information, see Amended principles for
Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the

Supplementary disclosures

Equinor first quarter 2024

Reconciliation of adjusted operating income after tax to net income
Reconciliation of adjusted operating income after tax to net income
Quarters
(in USD million)
Q1 2024 Q4 2023 Q1 2023
Net operating income/(loss) A 7,631 8,748 12,517
Income tax B1 5,325 6,729 8,741
Tax on net financial items B2 96 155 68
Income tax less tax on net financial items B = B1 - B2 5,230 6,574 8,673
Net operating income after tax C = A-B 2,402 2,174 3,844
Items impacting net operating income/(loss)
1) 2)
D (98)

(190)
2)

(602)
2)
Tax on items impacting net operating income/(loss)
2)
E 271

(150)
2)

236
2)
Adjusted operating income after tax*
2)
F = C+D+E 2,574

1,834
2)

3,479
2)
Net financial items G 366 589 1,189
Tax on net financial items H (96) (155) (68)
Net income/(loss) I = C+G+H 2,672 2,608 4,966
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted operating income

in the
Supplementary disclosures.
2) Restated due to amended principles for 'over-/underlift'.

For more information, see Amended principles

for Adjusted
operating income in the section ‘Use and reconciliation

of non-GAAP financial measures’ in the Supplementary
disclosures.

Equinor first quarter 2024

Reconciliation of adjusted net income to net income
Reconciliation of adjusted net income to net income
Quarters
(in USD million)
Q1 2024 Q4 2023 Q1 2023
Net operating income/(loss) 7,631 8,748 12,517
Items impacting net operating income/(loss)
1)
A (98)

(190)
2)

(602)
2)
Adjusted operating income B 7,533

8,558
2)

11,916
2)
Net financial items 366 589 1,189
Adjusting items C 7 (523) (752)
Changes in fair value of financial derivatives used

to hedge
interest bearing instruments 74 (445) (74)
Foreign currency (gains)/losses on certain intercompany

bank and
cash balances (67) (78) (678)
Adjusted net financial items D 373 65 437
Income tax E (5,325) (6,729) (8,741)
Tax effect on adjusting items F 255 (53) 253
Adjusted net income G = B+D+E+F 2,836 1,842 3,864
Less:
Adjusting items H = A+C (91) (713) (1,354)
Tax effect on adjusting items 255 (53) 253
Net income/(loss) 2,672 2,608 4,966
Attributable to equity holders of the company 2,668 2,603 4,962
Attributable to non-controlling interests 5 5 4
Attributable to Equity holders in % I 99.8% 99.8% 99.9%
Adjusted net income attributable to equity holders

of the company

J = G x I 2,831 1,839 3,861
Weighted average number of ordinary shares outstanding

(in
millions) K 2,938 2,954 3,118
Basic earnings per share (in USD) 0.91 0.88 1.59
Adjusted earnings per share (in USD) L = J/K 0.96 0.62 1.24
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted operating income

in the Supplementary
disclosures.
2) Restated due to amended principles for 'over-/underlift'.

For more information, see Amended principles

for Adjusted
operating income in the section ‘Use and reconciliation

of non-GAAP financial measures’ in the Supplementary

disclosures.

Equinor first quarter 2024

Adjusted exploration expenses Quarters Change
(in USD million) Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
E&P Norway exploration expenditures 91 213 148 (38%)
E&P International exploration expenditures 100 125 61 64%
E&P USA exploration expenditures 44 86 70 (37%)
Group exploration expenditures 236 423 278 (15%)
Expensed, previously capitalised exploration expenditures 81 3 82 (1%)
Capitalised share of current period's exploration

activity
(51) (49) (122) (58%)
Impairment (reversal of impairment) 0 25 8 (99%)
Exploration expenses according to IFRS Accounting

Standards
266 402 246 8%
Items impacting net operating income/(loss)
1)
- (25) (8) (100%)
Adjusted exploration expenses* 266 377 238 12%
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted operating income

in the
Supplementary disclosures.

Equinor first quarter 2024

Calculation of CFFO after taxes paid and net cash flow
CFFO information Quarters Change
(in USD million) Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Cash flows provided by operating activities before

taxes paid and
working capital items 9,689 10,890 15,305 (37%)
Taxes Paid (3,849) (8,103) (5,589) (31%)
Cash flow from operations after taxes paid (CFFO

after taxes
paid) 5,840 2,787 9,716 (40%)
Net Cash Flow Information Quarters Change
(in USD million) Q1 2024 Q4 2023 Q1 2023 Q1 on Q1
Cash flow from operations after taxes paid (CFFO

after taxes paid)
5,840 2,787 9,716 (40%)
(Cash used)/received in business combinations 0 (40) (252) N/A
Capital expenditures and investments

(2,483) (3,031) (2,051) 21%
(Increase)/decrease in other interest-bearing items (210) 92 63 N/A
Proceeds from sale of assets and businesses

60 154 47 27%
Dividend paid

(2,649) (2,706) (2,861) (7%)
Share buy-back

(550) (518) (461) 19%
Net Cash Flow 8 (3,262) 4,201 (100%)
Organic capital expenditures
Quarters
(in USD billion) Q1 2024 Q4 2023 Q1 2023
Additions to PP&E, intangibles and equity accounted
investments 3.4 3.8 3.2
Acquisition-related additions 0.3 0.5 0.5
Right of use asset additions 0.3 0.3 0.4
Other additions (with unique cash flow patterns) 0.0 0.0 0.0
Organic capital expenditures 2.8 3.0 2.3

Equinor first quarter 2024

Calculation of capital employed and net debt to capital employed ratio
Calculation of capital employed and net debt to capital

employed ratio
At 31 March

At 31 December
(in USD million) 2024 2023
Shareholders' equity 50,067 48,490
Non-controlling interests 14 10
Total equity

A 50,081 48,500
Current finance debt and lease liabilities 4,657 7,275
Non-current finance debt and lease liabilities 24,253 24,521
Gross interest-bearing debt B 28,910 31,796
Cash and cash equivalents 9,737 9,641
Current financial investments 27,534 29,224
Cash and cash equivalents and financial investment

C 37,271 38,865
Net interest-bearing debt [9] B1 = B-C (8,361) (7,069)
Other interest-bearing elements

1)
1,858 2,030
Normalisation for cash-build up before tax payment

(50% of Tax Payment)
1,713 -
Net interest-bearing debt adjusted normalised for

tax payment, including lease liabilities*
B2 (4,789) (5,040)
Lease liabilities 3,501 3,570
Net interest-bearing debt adjusted* B3 (8,290) (8,610)
Calculation of capital employed*
Capital employed A+B1 41,720 41,431
Capital employed adjusted, including lease liabilities A+B2 45,291 43,460
Capital employed adjusted A+B3 41,790 39,890
Calculated net debt to capital employed*
Net debt to capital employed (B1)/(A+B1) (20.0%) (17.1%)
Net debt to capital employed adjusted, including

lease liabilities
(B2)/(A+B2) (10.6%) (11.6%)
Net debt to capital employed adjusted (B3)/(A+B3) (19.8%) (21.6%)
1)
Other interest-bearing elements are cash and

cash equivalents adjustments regarding collateral

deposits classified as cash and cash
equivalents in the Consolidated balance sheet but

considered as non-cash in the non-GAAP calculations

as well as financial investments
in Equinor Insurance AS classified as current financial

investments.

Equinor first quarter 2024

FORWARD

-LOOKING STATEMENTS

This report

contains certain

forward-looking statements

that involve

risks and

uncertainties. In

some cases,

we use

words such

as
"ambition", "continue",

"could", "estimate",

"intend", "expect",

"believe", "likely",

"may", "outlook",

"plan", "strategy",

"will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements

of

historical

fact,

including,

among

others,

statements

regarding

Equinor's

plans,

intentions,

aims,

ambitions

and
expectations;

the

commitment

to

develop

as

a

broad

energy

company

and

diversify

its

energy

mix;

the

ambition

to

be

a

leading
company in

the energy

transition and

reduce net

group-wide greenhouse

gas emissions;

our ambitions

and expectations

regarding
decarbonisation; future

financial performance,

including earnings,

cash

flow and

liquidity;

accounting policies;

the

ambition to

grow
cash flow and

returns *; expectations

regarding progress on

the energy transition

plan; expectations regarding

cash flow and

returns
from Equinor’s oil and gas

portfolio, CCS projects and

renewables and low carbon solutions

portfolio; our expectations and ambitions
regarding operated emissions, annual Co2 storage and

carbon intensity; plans to develop fields

and projects; expectations, plans and
ambitions for

renewables production

capacity,

power generation

and Co2

transport and

storage and

investments in

renewables and
low

carbon

solutions,

and

the

balance

between

oil

and

gas

and

renewables

production;

expectations

and

plans

regarding
development of renewables projects, CCUS and hydrogen businesses and production of low carbon energy and CCS; our intention to
optimise

our

portfolio;

break-even

considerations,

targets

and

other

metrics

for

investment

decisions;

future

worldwide

economic
trends,

market

outlook

and

future

economic

projections

and

assumptions,

including

commodity

price,

currency

and

refinery
assumptions;

estimates

of

proved

reserves;

organic

capital

expenditures

through

2024;

expectations

and

estimates

regarding
production

and

development

and

execution

of

projects;

expectations

regarding

oil

and

gas

and

renewable

power

production;
estimates regarding tax payments;

considerations regarding exploration expenses;

the ambition to keep

unit of production

cost in the
top quartile of our peer

group; scheduled maintenance activity and the effects

thereof on equity production;

completion and results of
acquisitions, disposals,

divestments and

other contractual

arrangements and

delivery commitments;

expected amount

and timing

of
dividend

payments

and

the

implementation

of

our

share

buy-back

programme;

provisions

and

contingent

liabilities,

obligations

or
expenses;

and

expected

impact of

currency

and

interest

rate

fluctuations.

You

should

not

place

undue

reliance

on

these

forward-
looking

statements.

Our

actual

results

could

differ

materially

from

those

anticipated

in

the

forward-looking

statements

for

many
reasons.
These

forward-looking statements

reflect

current views

about future

events,

are based

on management’s

current expectations

and
assumptions

and

are,

by

their

nature,

subject

to

significant

risks

and

uncertainties

because

they

relate

to

events

and

depend

on
circumstances that

will occur

in the

future. There

are a

number of

factors that could

cause actual

results and

developments to

differ
materially from

those expressed or

implied by

these forward-looking

statements, including levels

of industry

product supply,

demand
and pricing,

in particular

in light

of significant

oil price

volatility; unfavourable

macroeconomic conditions

and inflationary

pressures;
exchange

rate

and

interest

rate

fluctuations;

levels

and

calculations

of

reserves

and

material differences

from

reserves

estimates;
regulatory stability and

access to resources,

including attractive low

carbon opportunities; the

effects of

climate change and

changes
in

stakeholder

sentiment

and

regulatory

requirements

regarding

climate

change;

changes

in

market

demand

and

supply

for
renewables;

inability

to

meet

strategic

objectives;

the

development

and

use

of

new

technology;

social

and/or

political

instability,
including as a result of

Russia’s invasion of Ukraine and

the conflict in the

Middle East; failure to prevent or

manage digital and cyber
disruptions to our

information and operational

technology systems and

those of

third parties on

which we rely;

operational problems,
including

cost

inflation

in

capital

and

operational

expenditures;

unsuccessful

drilling;

availability

of

adequate

infrastructure

at
commercially viable

prices; the

actions of

field partners

and other

third-parties; reputational

damage; the

actions of

competitors; the
actions of

the Norwegian state

as majority shareholder

and exercise of

ownership by the

Norwegian state; changes

or uncertainty

in
or non-compliance

with laws

and

governmental regulations;

adverse changes

in tax

regimes; the

political and

economic policies

of
Norway

and

other

oil-producing

countries;

regulations

on

hydraulic

fracturing

and

low-carbon

value

chains;

liquidity,

interest

rate,
equity and

credit risks;

risk of

losses relating

to trading

and commercial

supply activities;

an inability

to attract

and retain

personnel;
ineffectiveness

of

crisis

management

systems;

inadequate

insurance

coverage;

health,

safety

and

environmental

risks;

physical
security risks

to personnel,

assets, infrastructure and

operations from

hostile or

malicious acts; failure

to meet

our ethical

and social
standards; non-compliance

with international

trade sanctions;

and other

factors discussed

elsewhere in

this report

and in

Equinor's
Integrated

Annual

Report

for

the

year

ended

December

31,

2023

(including

section

5.2

-

Risk

factors

thereof).

Equinor's

2023
Integrated Annual Report is available at Equinor's website www.equinor.com.
Although we believe

that the expectations

reflected in the

forward-looking statements are reasonable,

we cannot assure

you that our
future results, level of activity,

performance or achievements will meet these

expectations. Moreover, neither we

nor any other person
assumes responsibility

for the accuracy

and completeness of

the forward-looking statements.

Any forward-looking statement

speaks
only as of the date on which such statement is made, and, except as required by applicable law,

we undertake no obligation to update
any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.
We

use

certain terms

in

this document,

such as

"resource" and

"resources", that

the

SEC's rules

prohibit

us

from including

in

our
filings

with the

SEC.

U.S.

investors are

urged

to closely

consider

the

disclosures in

our

Annual Report

on

Form 20-F

for

the

year
ended December 31,

2023, SEC File

No. 1-15200. This

form is available on

our website or

by calling 1-800-SEC-0330 or

logging on
to www.sec.gov

Equinor first quarter 2024

END NOTES
1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2.
The refining reference margin

is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc
3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil.

4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return
on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes,
whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.
Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the
definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk, and related expenditures are refunded by the State.
6.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7.
The group's average realised piped gas prices

include all realised piped gas sales, including both physical sales and related paper positions.

8.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
9.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank
or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet
compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.

Equinor first quarter 2024

Signatures
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant has duly

caused this report to be signed on its behalf

by
the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 25 April, 2024
By: ___/s/ Torgrim Reitan
Name: Torgrim Reitan
Title:

Chief Financial Officer